

July 2, 2012

<u>Via E-mail</u>
Phillip L. Spector
Executive Vice President
Intelsat Global Holdings S.A.
4, rue Albert Borschette
L-1246 Luxembourg

> **Re:** **Intelsat Global Holdings S.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 26, 2012**
> **File No. 333-181527**

Dear Mr. Spector:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Reorganization Transactions, page 10

1. We note your response to comment 1 from our letter dated June 12, 2012. Please further expand your disclosure to reflect the ratio that will be used to reclassify your Class A and Class B shares in connection with your reorganization transaction.

Other

2. We note your response to comment 7 from our letter dated June 12, 2012. Please provide us with support for the statement in your proposed artwork that you operate "the world's largest integrated satellite and fiber network." While we note your disclosure on page 88 that you "believe" you operate "one of the largest, most reliable and most technologically advanced commercial communications networks in the world," your assertion in your proposed artwork that you operate the world's largest integrated satellite and fiber network does not appear to be reflected in your registration statement.

3. We note that the second opinion contained in the draft legal opinion submitted supplementally indicates that the shares, once duly subscribed to, fully paid and issued in accordance with the board resolutions, will be validly issued, fully paid and non-assessable. Please revise so that the opinion also states that the shares will be validly issued, fully paid and non-assessable when issued in the manner described in the registration statement.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
     Raphael M. Russo